Exhibit 3.2

CERTIFICATE OF DESIGNATIONS

of

6.250% SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERENCE SHARES

of

TEXTAINER GROUP HOLDINGS LIMITED

Textainer Group Holdings Limited, a Bermuda exempted company limited by shares (the “Company”), HEREBY CERTIFIES that, pursuant to the authority contained in its bye-laws (as amended and restated from time to time, the “Bye-Laws”) and to resolutions of the board of directors of the Company (the “Board of Directors”) adopted on August 9, 2021 and the pricing committee of the Board adopted August 16, 2021, the creation of the series of 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, with a $25,000 liquidation preference per share (the “Series B Preference Shares”), was authorized and the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Series B Preference Shares, in addition to those set forth in the Memorandum of Association and the Bye-Laws of the Company, were fixed as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “6.250% Series B Cumulative Redeemable Perpetual Preference Shares” (the “Series B Preference Shares”) and the number of shares constituting the Series B Preference Shares shall be 6,000 and such shares shall have a liquidation preference of $25,000 per share. Each Series B Preference Share shall be identical in all respects to every other Series B Preference Share. Series B Preference Shares shall be dated the date of issue, which date shall be referred to herein as the “original issue date.” Series B Preference Shares that are redeemed, purchased or otherwise acquired by the Company shall have the status of authorized but unissued shares of the Company, without designation as to class or series. Each Series B Preference Share is perpetual, has no maturity date and is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions.

Section 2. Definitions. The following terms used herein shall be defined as set forth below:

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in The City of New York are not authorized by law to close.

“Change of Control” means the occurrence of either of the following after the original issue date of the Series B Preference Shares:

(1)

the direct or indirect lease, sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, consolidation or business combination), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act); or

(2)

the consummation of any transaction (including, without limitation, any merger, amalgamation, consolidation or business combination), the result of which is that any person (as defined above), becomes the beneficial owner, directly or indirectly, of more than 50% of the voting interests of the Company, measured by voting power rather than percentage of interests.

“Change of Control Conversion Right” means the right of a holder of Series B Preference Shares to convert some or all of the Series B Preference Shares held by such holder on the Change of Control Conversion Date into a number of Common Shares (or Alternative Conversion Consideration, as applicable) per Series B Preference Share.

“Change of Control Conversion Date” means the date fixed by the Board of Directors, in its sole discretion, as the date the Series B Preference Shares are to be converted, which will be a Business Day that is no fewer than 20 days nor more than 35 days after the date on which the Company provides the notice of a Change of Control to holders of the Series B Preference Shares.

“Common Shares” means the common shares of the Company, $0.01 par value per share.

“Common Share Price” means (i) the amount of cash consideration per Common Share, if the consideration to be received in the Change of Control by the holders of the Common Shares is solely cash; and (ii) the average of the closing prices for the Common Shares on the NYSE for the ten consecutive trading days immediately preceding, but not including, the Change of Control Conversion Date, if the consideration to be received in the Change of Control by the holders of Common Shares is other than solely cash.

“Companies Act” means the Companies Act 1981 of Bermuda, as amended.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Depositary Shares” means the depositary shares, each representing a one thousandth (1/1,000th) interest in a share of the Series B Preference Shares, evidenced by depositary receipts.

“Dividend Payment Date” shall have the meaning specified in Section 4(B).

“Dividend Period” is the period from and including a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except that the initial Dividend Period will commence on and include the original issue date of the Series B Preference Shares.

“DTC” means The Depository Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Memorandum of Association” means the memorandum of association of the Company, as it may be amended from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preference Shares” means the Company’s 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, with a $25,000 liquidation preference per share

“Transfer Agent” means Computershare Inc. or an affiliate, as transfer agent, registrar and dividend disbursing agent, or any successor transfer agent appointed by the Company.

“Voting Preference Shares” means any other class or series of the Company’s preference shares, including the Series A Preference Shares, ranking equally with the Series B Preference Shares as to dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Company’s affairs and upon which like voting rights have been conferred and are exercisable.

Section 3. Ranking. The Series B Preference Shares shall rank, with respect to the payment of dividends and distributions upon the liquidation, dissolution or winding-up of the Company’s affairs:

(A) senior to the Common Shares and to any other class or series of the Company’s shares established after the original issue date of the Series B Preference Shares that is not expressly made senior to, or on parity with, the Series B Preference Shares as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of the Company’s affairs (collectively, including the Common Shares, “Junior Securities”);

(B) on a parity with the Series A Preference Shares and any other class or series of the Company’s shares established after the original issue date of the Series B Preference Shares that is expressly made on parity with the Series B Preference Shares as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of the Company’s affairs (the “Parity Securities”);

(C) junior to any class or series of the Company’s shares established after the original issue date of the Series B Preference Shares that is expressly made senior to the Series B Preference Shares as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of the Company’s affairs (the “Senior Securities”);

(D) junior to all of the Company’s existing and future indebtedness (including indebtedness outstanding under the Company’s credit facilities and unsecured senior notes) and other liabilities with respect to assets available to satisfy claims against the Company; and

(E) structurally subordinated to existing and future indebtedness and other liabilities of the Company’s subsidiaries and future preference shares of the Company’s subsidiaries.

The Company may issue Parity Securities, Junior Securities and Senior Securities at any time and from time to time in one or more series without the consent of the holders of the Series B Preference Shares. Parity Securities with respect to the Series B Preference Shares include the Series A Preference Shares and may include other series of our preference shares that have different dividend rates, redemption or conversion features, mechanics, dividend periods, dividend rights, payment dates or record dates than the Series B Preference Shares.

Section 4. Dividends and Distributions.

(A) Holders of Series B Preference Shares will be entitled to receive, when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, out of legally available funds for such purpose, cumulative quarterly cash dividends on each Dividend Payment Date. Dividends, if declared, will be payable out of amounts legally available for the payment of dividends at a rate per annum of 6.250% of the $25,000 liquidation preference per share. Dividends on the Series B Preference Shares will accumulate daily and be cumulative from, and including, the date of original issuance of the Series B Preference Shares. In the event that the Company issues additional Series B Preference Shares after the original issue date, dividends on such shares may accrue from the original issue date or any other date the Company specifies at the time such additional shares are issued. Under Bermuda law, a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.

(B) If declared by the Board of Directors or a duly authorized committee of the Board of Directors, the Company shall pay dividends on the Series B Preference Shares quarterly in arrears, on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2021, each such date being referred to herein as a “Dividend Payment Date”; provided, however, that if any scheduled Dividend Payment Date is not a Business Day, then the payment will be made on the next succeeding Business Day and no additional dividends or interest will accumulate as a result of that postponement. If the Board of Directors or a duly authorized committee of the Board of Directors does not declare a dividend (or declares less than full dividends) payable in respect of any Dividend Period before the related Dividend Payment Date, such dividend (or any portion of such dividend not declared) shall accumulate and an amount equal to such accumulated dividend (or such undeclared portion thereof) shall become payable out of funds legally available therefor upon the liquidation, dissolution or winding-up of the Company’s affairs (or earlier redemption of such Series B Preference Shares), to the extent not paid prior to such liquidation, dissolution or winding-up or earlier redemption. No interest, or sum of money in lieu of interest, will be payable on any dividend payment that may be in arrears on the Series B Preference Shares.

(C) Dividends will be payable with respect to the dividend period (or portion thereof) ending on the day preceding such Dividend Payment Date to holders of record of the Series B Preference Shares as they appear on the Company’s books on the applicable record date, which shall be the 15th calendar day preceding the applicable Dividend Payment Date or such other record date not exceeding 60 calendar days nor less than 10 calendar days before the applicable Dividend Payment Date as shall be fixed for that purpose by the Board of Directors (or a duly authorized committee of the Board of Directors), except that in the case of payments of dividends in arrears, the record date with respect to a Dividend Payment Date will be such date as may be designated by the Board of Directors or any duly authorized committee of the Board of Directors. Dividend record dates will apply regardless of whether a particular dividend record date is a Business Day.

(D) No dividends on the Series B Preference Shares shall be authorized by the Board of Directors or paid or set apart for payment by the Company at any time when the payment thereof would be unlawful under the laws of Bermuda, or when the terms and provisions of any agreement of the Company, including any agreement relating to the Company’s indebtedness (the “Limiting Documents”), prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(E) Dividends payable on the Series B Preference Shares will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series B Preference Shares called for redemption will cease to accumulate on the redemption date, unless the Company defaults in the payment of the redemption price of the Series B Preference Shares called for redemption.

(F) Dividends on the Series B Preference Shares will be cumulative (i) whether or not the Company has earnings, (ii) whether or not there are funds legally available for the payment of such dividends, (iii) whether or not such dividends are authorized or declared and (iv) whether or not any of the Company’s agreements prohibit the current payment of dividends, including any agreement relating to the Company’s indebtedness.

(G) The Company will not declare or pay, or set aside for payment, full dividends on the Series B Preference Shares or any Parity Securities for any Dividend Period unless full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series B Preference Shares and any Parity Securities through the most recently completed dividend period for each such security. To the extent dividends will not be paid in full on the Series B Preference Shares on any Dividend Payment Date, the Company will take appropriate action to ensure that all dividends declared and paid upon the Series B Preference Shares and any Parity Securities will be reduced, declared and paid on a pro rata basis on their respective payment dates pursuant to subsection (K) below.

(H) During any Dividend Period, so long as any Series B Preference Shares remain outstanding, unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series B Preference Shares and any Parity Securities through the most recently completed Dividend Period for each such security:

(i) The Company will not declare, or pay or set aside for payment, dividends on any Junior Securities (other than a dividend payable solely in Junior Securities); and

(ii) The Company may not repurchase, redeem or otherwise acquire for consideration, directly or indirectly, in whole or in part, any Junior Securities other than (a) purchases, redemptions or other acquisitions of shares of Junior Securities pursuant to any employment contract, dividend reinvestment and stock purchase plan, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, consultants or advisors, (b) as a result of a reclassification of Junior Securities for or into other Junior Securities, (c) the exchange or conversion of one share of Junior Security for or into another share of such Junior Securities, or (d) through the use of the proceeds of a substantially contemporaneous sale of Junior Securities.

(I) The Series B Preference Shares will rank junior as to payment of dividends to any class or series of Senior Securities that the Company may issue in the future. If at any time the Company has failed to pay, on the applicable payment date, accumulated dividends on any class or series of Senior Securities, the Company may not pay any dividends on the issued and outstanding Series B Preference Shares or redeem or otherwise repurchase any Series B Preference Shares until the Company has paid or set aside for payment the full amount of the unpaid dividends on the Senior Securities that must, under the terms of such securities, be paid before the Company may pay dividends on, or redeem or repurchase, the Series B Preference Shares.

(J) To the extent dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series B Preference Shares or any Parity Securities on any Dividend Payment Date (or, in the case of Parity Securities having dividend payment dates different from the dividend payment dates pertaining to the Series B Preference Shares, on a dividend payment date falling within the related dividend period for the Series B

Preference Shares), all dividends declared on the Series B Preference Shares and all such Parity Securities and payable on such Dividend Payment Date (or, in the case of such Parity Securities having dividend payment dates different from the dividend payment dates pertaining to the Series B Preference Shares, on a dividend payment date falling within the related dividend period for the Series B Preference Shares) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accumulated but unpaid dividends on the Series B Preference Shares and all such Parity Securities payable on such Dividend Payment Date (or, in the case of such Parity Securities having dividend payment dates different from the dividend payment dates pertaining to the Series B Preference Shares, on a dividend payment date falling within the related dividend period for the Series B Preference Shares) bear to each other.

(K) Subject to the foregoing, dividends (payable in cash, shares or otherwise) may be determined by the Board of Directors (or a duly authorized committee of the Board of Directors) and may be declared and paid on the Common Shares and any shares ranking, as to dividends, equally with or junior to the Series B Preference Shares from time to time out of any funds legally available for such payment, and the Series B Preference Shares shall not be entitled to participate in any such dividend.

(L) So long as the Series B Preference Shares are held of record by the nominee of the Securities Depository (as defined below), declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series B Preference Shares in accordance with the instructions of such beneficial owners.

Section 5. Voting Rights.

(A) General. Except as provided below or as expressly required by Bermuda or other applicable law, the holders of the Series B Preference Shares shall not have any voting, consent or approval rights.

(B) Right to Elect Two Directors Upon Nonpayment.

(i) Whenever dividends in respect of any Series B Preference Shares shall have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a “nonpayment event”), the holders of the Series B Preference Shares, voting together as a single class with holders of any and all other series of Voting Preference Shares then issued and outstanding, will be entitled to vote for the election of a total of two additional members of the Board of Directors (the “preference shares directors”), provided that the election of any such directors shall not cause the Company to violate the Bye-Laws or corporate governance requirements of the SEC or the NYSE (or any other exchange on which the Company’s securities may be listed or quoted) that listed or quoted companies must have a majority of independent directors. In such case, the Company will use its best efforts to increase the number of directors constituting the Board of Directors to the extent necessary to effectuate such right and, if necessary, to amend the Bye-Laws. Each preference shares director will be added to an already existing class of directors.

(ii) If and when full cumulative dividends payable on the Series B Preference Shares through the most recently completed dividend period shall have been fully paid, the holders of the Series B Preference Shares shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment event) and, if such voting rights for all other holders of Voting Preference Shares have terminated, the term of office of each preference shares director so elected shall terminate and the number of directors on the Board of Directors shall automatically decrease by two.

(iii) Any preference shares director may be removed at any time without cause by the holders of record of a majority of the aggregate issued and outstanding Series B Preference Shares and any other Voting Preference Shares then issued and outstanding (voting together as a single class) when they have the voting rights described above. So long as a nonpayment event shall continue, any vacancy in the office of a preference shares director (other than prior to the initial election after a nonpayment event) may be filled by the written consent of the preference shares director remaining in office, or if none remain in office, by a vote of the holders of record of a majority of the issued and outstanding Series B Preference

Shares and any other Voting Preference Shares then issued and outstanding (voting together as a single class) when they have the voting rights described above. Any vote of holders of Voting Preference Shares to remove, or to fill a vacancy in the office of, a preference shares director may be taken only at a special general meeting of such holders, called as provided above for an initial election of preference shares director after a nonpayment event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the Company’s shareholders, in which event such election shall be held at such next annual or special general meeting of shareholders). The preference shares directors shall each be entitled to one vote per director on any matter. Each preference shares director elected at any special general meeting of shareholders or by written consent of the other preference shares director shall hold office until the next annual general meeting of the Company’s shareholders if such office shall not have previously terminated as above provided.

(C) Other Voting Rights.

(i) The Companies Act provides the right to vote in respect of an amalgamation or merger for all shares of a Bermuda incorporated company whether or not such shares otherwise carry the right to vote. As a result, subject to any variation of rights attaching to a class of shares as a result of the amalgamation or merger, the Series B Preference Shares, along with the Common Shares, the Series A Preference Shares and any other class or series of share capital, would have the right to vote together on an amalgamation or merger if a vote in connection with such a transaction is required under the Companies Act.

(ii) Subject to the Companies Act 1981 of Bermuda, as amended, none of the special rights attached to the Series B Preference Shares may be altered or abrogated by any amendment to the Bye-Laws or this Certificate of Designations without (i) the consent in writing of the holders of not less than three-quarters of the issued Series B Preference Shares or (ii) with the sanction of a special resolution approved by at least a majority of the votes cast by the holders of the Series B Preference Shares at a separate general meeting in accordance with Section 47(7) of the Companies Act. The necessary quorum requirements for the separate general meeting are two or more persons at least holding or representing by proxy one-third of the aggregate issued and outstanding Series B Preference Shares. The Bye-Laws provide that rights conferred upon the holders of the capital shares of any class (including the Series B Preference Shares) issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. The Companies Act provides that in certain circumstances, non-voting shares have the right to vote (for example without limitation, converting a limited liability company to unlimited liability company, discontinuance of a company from Bermuda, or a merger or amalgamation pursuant to the Companies Act or conversion of preference shares into redeemable preference shares).

(iii) On any item on which the holders of the Series B Preference Shares are entitled to vote, such holders will be entitled to one vote for each Series B Preference Share held, subject to the voting cutbacks described above.

(iv) Without the consent of the holders of the Series B Preference Shares, so long as such action does not materially and adversely affect the special rights, preferences, privileges and voting powers of the Series B Preference Shares, taken as a whole, the Board of Directors may, by resolution, amend, alter, supplement or repeal any terms of the Series B Preference Shares (a) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations for the Series B Preference Shares that may be defective or inconsistent; or (b) to make any provision with respect to matters or questions arising with respect to the Series B Preference Shares that is not inconsistent with the provisions of this Certificate of Designations; provided that any such amendment, alteration, supplement or repeal of any terms of the Series B Preference Shares effected in order to conform the terms thereof to the description of the terms of the Series B Preference Shares set forth under “Description of the Series B Preference Shares” in the prospectus supplement shall be deemed not to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series B Preference Shares, taken as a whole.

(D) The foregoing voting provisions will not apply with respect to the Series B Preference Shares if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all issued and outstanding Series B Preference Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Company for the benefit of the holders of Series B Preference Shares to effect such redemption.

Section 6. Reacquired Shares. Any Series B Preference Shares purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued preference shares and may be reissued as part of a new series of preference shares subject to the conditions and restrictions on issuance set forth herein, in the Memorandum of Association, Bye-Laws or in any other certificate of designations creating a series of preference shares or any similar shares or as otherwise required by law.

Section 7. Liquidation, Dissolution or Winding-Up.

(A) Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs, holders of Series B Preference Shares and any Parity Securities are entitled to receive out of assets of the Company legally available for distribution to shareholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any Senior Securities in respect of distributions upon liquidation, dissolution or winding-up of the Company’s affairs, and before any distribution of assets is made to or set aside for holders of Common Shares or any other Junior Securities, a liquidating distribution in the amount of $25,000 per share. Any accumulated and unpaid dividends on the Series B Preference Shares and Parity Securities will be paid prior to any distributions in liquidation plus all accumulated and unpaid dividends (whether or not declared). Holders of Series B Preference Shares will not be entitled to any other amounts from the Company after they have received their full liquidation preference.

(B) In any such distribution, if the assets of the Company are not sufficient to pay the liquidation preferences in full to all holders of the Series B Preference Shares and all holders of any Parity Securities, the amounts paid to the holders of Series B Preference Shares and to the holders of any Parity Securities will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preference shares means the amount payable to such holder in such distribution (assuming no limitation on the Company’s assets available for such distribution), including any unpaid, accumulated dividends, whether or not declared (and, in the case of any Parity Securities on which dividends accumulate on a non-cumulative basis, an amount equal to any declared but unpaid dividends, as applicable). If the liquidation preference has been paid in full to all holders of the Series B Preference Shares and any holders of Parity Securities, the holders of the Junior Securities shall be entitled to receive all remaining assets of the Company according to their respective rights and preferences.

(C) For purpose of this Section 7, neither the merger, amalgamation or consolidation of the Company into or with any other corporation, including a merger, amalgamation or consolidation in which the holders of Series B Preference Shares receive cash, securities or other property for their shares, nor a sale, transfer or lease of all or part of the Company’s assets, will be deemed a liquidation, dissolution or winding-up of the Company’s affairs.

Section 8. Conversion Rights.

(A) Except as set forth herein the Series B Preference Shares shall not be convertible into any other class of the Company’s capital shares.

(B) Upon the occurrence of a Change of Control, each holder of Depositary Shares representing interests in the Series B Preference Shares will have the right (unless the Company has provided notice of its election to redeem the Series B Preference Shares pursuant to Section 10) to direct the depositary on such holder’s behalf to convert some or all of such holder’s interest in the Series B Preference Shares represented by the Depositary Shares held by such holder on the Change of Control Conversion Date into a number of Common Shares equal (the “Preference Shares Conversion Consideration”) to the lesser of:

(i) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per Depositary Share plus the amount of any accumulated and unpaid distributions to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preference Shares dividend payment and prior to the corresponding Series B Preference Shares dividend payment date, in which case no additional amount for such accumulated and unpaid distribution will be included in this sum) by (ii) the Common Share Price, and

(ii) 1.4192, which is the quotient obtained by dividing (i) the $25.00 liquidation preference per Depositary Share by (ii) one-half of the closing price of the Common Shares on the NYSE on August 13, 2021, subject, in each case, to certain adjustments and provisions for the receipt of any Alternative Conversion Consideration (as defined below) and splits, combinations and distributions in the form of equity issuances.

(C) In the case of a Change of Control pursuant to which the Common Shares will be converted into cash, securities or other property or assets (including any combination thereof), a holder of Series B Preference Shares electing to exercise its Change of Control Conversion Right will receive upon conversion of such Series B Preference Shares elected by such holder the kind and amount of such consideration that such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of Common Shares equal to the Preference Shares Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”); provided, however, that if the holders of Common Shares have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of Series B Preference Shares electing to exercise their Change of Control Conversion Right will receive will be the form and proportion of the aggregate consideration elected by the holders of Common Shares who participate in the determination (based on the weighted average of elections) and will be subject to any limitations to which all holders of Common Shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

(D) The Company will not issue fractional Common Shares upon the conversion of the Series B Preference Shares. Instead, the Company will pay the cash value of such fractional Common Shares.

(E) If the Company provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption rights, holders of Series B Preference Shares will not have any right to convert the Series B Preference Shares that the Company has elected to redeem and any Series B Preference Shares subsequently selected for redemption that have been tendered for conversion pursuant to the Change of Control Conversion Right will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date.

(F) Within five days following the expiration of the Change of Control Redemption Period (or, if the Company waives its right to redeem the Series B Preference Shares prior to the expiration of the Change of Control Redemption Period, within five days following the date of such waiver), the Company will provide to the holders of the Series B Preference Shares written notice of the occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the date on which the Change of Control Redemption Period expired or was waived;

•	the last date on which the holders of Series B Preference Shares may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Common Share Price;

•	the Change of Control Conversion Date;

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per Series B Preference Shares; and

•	the procedure that the holders of Series B Preference Shares must follow to exercise the Change of Control Conversion Right.

The Company will issue a press release for publication through a news or press organization as is reasonably expected to broadly disseminate the relevant information to the public, or post notice on its website, in any event prior to the opening of business on the first Business Day following any date on which the Company provides the notice described above to the holders of Series B Preference Shares.

(G) Holders of Series B Preference Shares that choose to exercise their Change of Control Conversion Right will be required prior to the close of business on the third Business Day preceding the Change of Control Conversion Date, to notify the Company of the number of Series B Preference Shares to be converted and otherwise to comply with any applicable procedures contained in the notice described above or otherwise required by the Transfer Agent for effecting the conversion.

(H) Notwithstanding the foregoing, the holders of Series B Preference Shares will not have a conversion right upon a Change of Control if (i) the acquiror has shares listed or quoted on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ, and (ii) the Series B Preference Shares remain continuously listed or quoted on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

Section 9. No Preemptive Rights. The holders of Series B Preference Shares will have no preemptive rights with respect to any shares of the Company or any of its other securities convertible into or carrying rights or options to purchase or otherwise acquire any such shares or any interest therein, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 10. Redemption.

(A) No Redemption by Holder. Holders of Series B Preference Shares shall have no right to require the redemption or repurchase of any Series B Preference Shares.

(B) Optional Redemption. The Company, at its option, may, upon notice given as provided in Section 10(D), redeem the Series B Preference Shares, in whole or in part, from time to time on any Dividend Payment Date on or after December 15, 2026 at a redemption price per share equal to $25,000 per Series B Preference Share plus an amount equal to all accumulated and unpaid dividends thereon to, but not including, the date of redemption, whether or not declared.

(C) Optional Redemption upon a Change of Control. Upon the occurrence of a Change of Control, the Company may, at its option, redeem the Series B Preference Shares in whole or in part within 120 days after the first date on which such Change of Control occurred (the “Change of Control Redemption Period”), at a redemption price equal to $25,000 per Series B Preference Share, plus all accumulated and unpaid distributions to, but not including, the redemption date, whether or not declared. If, prior to the Change of Control Conversion Date, the Company exercises its right to redeem the Series B Preference Shares as described in the immediately preceding sentence or in Section 10(B) above, holders of the Series B Preference Shares the Company has elected to redeem will not have the conversion right described in Section 8. Any cash payment to holders of Series B Preference Shares will be subject to the limitations contained in any agreements governing the Company’s indebtedness.

(D) Redemption Procedure. If Series B Preference Shares are to be redeemed, the notice of redemption shall be given by first class mail, postage prepaid, or otherwise transmitted by an authorized method to the holders of any Series B Preference Shares to be redeemed as such holders’ names appear on the share transfer books maintained by the Transfer Agent at the address of such holders shown therein mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Series B Preference Shares are held in book-entry form through DTC, the Company may give such notice in any manner permitted by DTC). Each notice of redemption shall include a statement stating: (i) the redemption date; (ii) the number of Series B Preference Shares to be redeemed and, if fewer than all issued and outstanding shares held by the holder of Series B Preference Shares are to be redeemed, the number of Series B Preference Shares to be redeemed from the holder; (iii) the redemption price; (iv) the place or places where the certificates, if any, evidencing Series B Preference Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Series B Preference Shares to be redeemed will cease to accumulate from and after such redemption date.

(E) Effectiveness of Redemption. If notice of redemption of any Series B Preference Shares has been given and if, on or prior to the redemption date specified in such notice, the funds necessary for such redemption have been set aside by the Company for the benefit of the holders of any Series B Preference Shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such Series B Preference Shares, such Series B Preference Shares shall no longer be deemed issued and outstanding and all rights of the holders of such Series B Preference Shares will terminate, except the right to receive the redemption price, without interest.

(F) Partial Redemption. If fewer than all of the issued and outstanding Series B Preference Shares are to be redeemed, the number of Series B Preference Shares to be redeemed shall be selected either pro rata or by lot (or, in the event the Series B Preference Shares is in the form of global securities (as defined herein), in accordance with the applicable procedures of DTC in compliance with then-applicable rules of the NYSE). So long as all Series B Preference Shares are held of record by the nominee of DTC, the Company will give notice, or cause notice to be given, to DTC of the number of Series B Preference Shares to be redeemed, and DTC will determine the number of Series B Preference Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series B Preference Shares for its own account). A participant may determine to redeem Series B Preference Shares from some beneficial owners (including the participant itself) without redeeming Series B Preference Shares from the accounts of other beneficial owners. Any Series B Preference Shares not redeemed will remain issued and outstanding and entitled to all the rights and preferences of the Series B Preference Shares under this Certificate of Designations.

Section 11. Record Holders. To the fullest extent permitted by applicable law, the Company and the Transfer Agent for the Series B Preference Shares may deem and treat the record holder of any Series B Preference Share as the true and lawful owner thereof for all purposes, and neither the Company nor such Transfer Agent shall be affected by any notice to the contrary.

Section 12. No Other Rights. The Series B Preference Shares shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Memorandum of Association and the Bye-Laws or as provided by applicable law.

Section 13. Governing Law. This Certificate of Designation and the Series B Preference Shares shall be governed by and construed in accordance with the laws of Bermuda.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Company by its Executive Vice President and Chief Financial Officer this 23rd day of August, 2021.

By:	/s/ Michael Chan
Name:	Michael Chan
Its:	Executive Vice President and Chief Financial Officer

[ Signature page to Certificate of Designations ]